
August 14, 2015

Wei Shi
Manager and President
Toyota Auto Finance Receivables LLC
19851 South Western Avenue
Torrance, California 90501

> **Re: Toyota Auto Finance Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed July 21, 2015**
> **File No. 333-205778**

Dear Mr. Shi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   We are unable to locate disclosure about the new investor communication shelf requirement. Please include in your next amendment disclosure about this shelf requirement including, but not limited to, a description of how investors will communicate their requests to communicate with other investors, any verification requirements for beneficial owners to use the provision, and how the expenses, if any, associated with the investor communication provision will be paid. See Section V.B.3.(a)(4) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the "2014 Regulation AB II Adopting Release") and Instruction I.B.1(d) of Form SF-3.

2.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely

with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK number for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3.   We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Registration Statement Cover Page

4.   We note your intention to rely on Rule 415(a)(6). In your amendment to effect the transfer pursuant to Rule 415(a)(6), please include a footnote to the fee table on the cover page of the registration statement specifying the filing date and file number of the earlier registration statement, as well as: (1) the amount of the unsold securities that were carried forward to this registration statement and are being offered on this prospectus; (2) the amount of the filing fee paid in connection with such unsold securities; and (3), if applicable, the remaining amount of unsold securities and the related filing fees that are available for future offerings off this registration statement. Please also note Securities Act Rules Compliance and Disclosure Interpretation 212.24 regarding the EDGAR filing implications of the inclusion of unsold securities on a replacement registration statement.

The Sponsor, Administrator and Servicer

Credit Risk Retention, page 53

5.   We note that you have referenced the entirety of the disclosure on the terms of the notes and reserve account. Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

6.   Please revise to disclose the percentage that the sponsor is required to retain as a vertical interest under the credit risk retention rules separately from the amount that the sponsor expects to retain at the closing of the securitization transaction. Refer to Rules 4(c)(2)(i)(B) and (C) of Regulation RR.

7.   With respect to the eligible vertical interest option, please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(2)(ii) of Regulation RR.

8.   We note your placeholders for descriptions of the fair value methodology and certain assumptions such as delinquency rate, loss rate, recovery rate, recovery lag time, etc. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

9.   We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Trustees

Duties of the Owner Trustee and Indenture Trustee, page 59

10.   We note your disclosure on page 60 that "[t]he Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation thereto at the request, order or direction of any of the Noteholders, unless such Noteholders have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred with respect to such litigation." We also note your further disclosure that no noteholder will have any right under the indenture to "institute any proceeding" with respect to the indenture unless certain conditions are met. Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors' ability to utilize the dispute resolution provisions you describe on pages 75-76.

Review of Pool Assets, page 69

11.   We note your disclosure that third parties will assist in the review of the pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least

five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Asset Representations Review, page 72

12.   We note you have left blank the amount of time that investors have to call for a vote regarding whether to request an asset representations review, as well as the amount of time during which investors must conduct such vote. Because the Form 10-D is the primary mechanism by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is unclear to us whether your time limitations, once inserted, will provide investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise to indicate the number of days investors have in order to call for a vote and the number of days to conduct the vote, and provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

13.   We note your disclosure that "the Noteholders holding at least 5% of the outstanding aggregate principal balance of the Notes" may initiate a vote for an asset representations review. We further note your disclosure on page 47 that, because the notes are in book-entry form, an investor's rights can only be exercised indirectly and the indenture trustee will not recognize an investor as a "noteholder," as that term is used in the indenture. Please revise your disclosure to make it clear that investors (i.e., beneficial owners) will be able to initiate a vote for an asset representations review. Additionally, please revise your disclosure to provide the procedures for how a vote through DTC will occur. To the extent applicable, please include DTC-related timing considerations as part of your analysis in response to comment 12 above.

14.   Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

15.   We note your statement that the related Form 10-D filing will specify the applicable voting procedures with respect to the asset representations review. Please revise to provide such disclosure.

16.   We note you define "ARR Receivables" on page 73 as "all Receivables greater than [__]
        days delinquent." Please confirm that the asset representations reviewer will perform, at
        a minimum, reviews of all assets that are 60 days or more delinquent. Refer to General
        Instruction I.B.1(b)(D) of Form SF-3.

17.   We note your disclosure that "[t]the Asset Representations Reviewer will report its
        findings and conclusions to the Issuing Entity, the Servicer, the Administrator and the
        Indenture Trustee after completion of the Asset Representations Review." Please revise
        your disclosure to clarify:

        a. That the asset representations reviewer will not be the party responsible for
            determining whether noncompliance with representations or warranties
            constitutes a breach of any contractual provision. Refer to General Instruction
            I.B.1(b) of Form SF-3.

        b. Which transaction party will make a determination that noncompliance with the
            representations and warranties constitutes a breach of a contractual provision.
            Please include disclosure that this party will have access to the full report
            prepared by the asset representations reviewer. Please see Section
            V.B.3(a)(2)(c)(iii) of the 2014 Regulation AB II Adopting Release.

Repurchases of Receivables

Dispute Resolution, page 75

18.   We note your disclosure that the owner trustee, the indenture trustee or a noteholder may
        utilize the dispute resolution provision. Please revise your disclosure to describe how
        investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain
        the process that they will use to notify the transaction parties of a repurchase request and
        a referral to dispute resolution.

19.   We note your disclosure on page 76 that the arbitration panel's determination will be
        final and non-appealable and "by selecting arbitration, the selecting party will give up the
        right to sue in court, including the right to a trial by jury." This part of your dispute
        resolution provision appears inconsistent with the shelf eligibility requirement. Please
        refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3)(c) of the 2014
        Regulation AB II Adopting Release (the Commission declining to adopt commenters
        suggestions on binding arbitration "[b]ecause we believe that investors should have
        access to all options available to resolve a dispute"). Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

Cc: Reed D. Auerbach, Esq.
Morgan, Lewis & Bockius LLP